May 31, 2019

Jia Sheng
Chief Executive Officer and Director
Hunter Maritime Acquisition Corp.
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

       Re: Hunter Maritime Acquisition Corp.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-37947

Dear Mr. Sheng:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Information on the Company
Business Overview
Overview, page 31

1. Please revise your disclosure in future filings to include a detailed discussion of the expected impact new regulations will have on your business. For example, discuss how the "three reductions" notice received by Beijing Oriental could impact your business.
2. We note your disclosure in the penultimate paragraph that you provide investors with attractive returns. Please explain to us, and revise your future filings to clarify, what you mean by the phrase "we provide investors with attractive returns". Quantify the amounts of returns that you provide to investors.
 Jia Sheng
FirstName LastNameJia Sheng
Hunter Maritime Acquisition Corp.
Comapany NameHunter Maritime Acquisition Corp.
May 31, 2019
May 31, 2019 Page 2
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FirstName LastName
Our Transaction Process
Our Transaction Process for P2P Online Lending Borrowers
Stage 2 Decision Making, page 36

3. We note your disclosure on pages 36-37 regarding your decision making process. Please revise your future filings to discuss your historical rejection rates and any instances of fraud.
Our Service Process for E-APP Products, page 37

4.       We note from your disclosure on page F-9 (Note 1   Organization and
Principal
         Activities) that in March 2017, you launched your exchange administered product program ("E-APP") to investors and borrowers, which includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing
         Technical Services. Please revise your future filings to address the following:
           Provide a more fulsome discussion of your service process.
           Discuss how, when, and to whom (e.g., borrowers and/or local financial asset exchanges) services fees are charged for I, II, and III (above).
           Clarify if there are any performance guaranty obligations by you or any other third-
             party (related or not).

Stage 4 Loan Disbursement, page 37

5. We note from your disclosure that if the loan amount that the borrower has applied for is fully raised on your online lending platform within the prescribed period, you transfer the loan amount from investors to borrower's bank account directly through your cooperative bank. Please revise your future filings to address the following:
           Clarify more specifically the duration of the "prescribed period". Clarify more specifically who transfers the loan funding to your cooperative bank. In
             this regard, tell us if the lenders funds are transferred to you (at any point) or if the funds are transferred directly from the lender to the cooperative bank.
           Expand your disclosure to clarify how cash incentives (e.g., event reward/sign up vouchers, investment reward vouchers, etc.) impact the loan disbursement stage. For example, in those instances where an investor chooses to redeem incentives or vouchers upfront, explain how the borrower's loan gets fully funded.
           Clarify that the service fee paid by the borrowers to you is only paid once in the transaction process (i.e., at the time of the loan distribution). In addition, explain when and how you receive the service fee from the borrower.
Stage 6 Collection, page 37

6. We note your discussion regarding the performance guarantee obligation when a borrower fails to repay a loan. Please revise your disclosure in future filings to provide a definition
 Jia Sheng
FirstName LastNameJia Sheng
Hunter Maritime Acquisition Corp.
Comapany NameHunter Maritime Acquisition Corp.
May 31, 2019
May 31, 2019 Page 3
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FirstName LastName
         of when a loan becomes "overdue" (or defaults).
Our Service Process for Investors
Our Service Process for Loan Products
Step 4 Subscription of the Investment, page 38

7. We note that you make recommendations for suitable investment products and amounts to investors. We also note that investors may choose different products other than those recommended. Please revise your future filings to clarify if investors are precluded from investing in certain products or if there are product limitations based on the information gathered in Step 3 (Pre-investment Assessment).
Step 5 Redemption of the Investment, page 38

8. We note your disclosure regarding the repayment process. Please revise your future filings to provide your definition of a loan default and provide a thorough discussion explaining the process of repayment/redemption from guarantors. Ability to Effectively Acquire and Maintain Borrowers and Investors, page 57

9. Please revise your disclosure in future filings to explain how your average investor acquisition cost is determined, why you believe this a low level in the industry, and what the industry average is.
Key Factors Affecting Results of Operations
The Regulatory Environment in China, page 57

10. Please revise your future filings to discuss in detail the Notice on Further Strict
         Implementation of "Three Reductions." Your disclosures should outline the details of the reductions, the implementation, and the expected current and future impact of on your operations. Tell us how these items interact with your rectification and inspections.
The Product Mix and the Pricing, page 57

11. We note your disclosure of loan terms, loan cost rates, and platform charge rates for your various loan products. Please expand your disclosure in future filings to explain how you determine the differing cost rates and charge rates for your products offered.
12. We note your disclosure here and on page F-14 (Commission fee) that your commission fee generated by Yinghua Wealth is calculated based on a certain percentage of the funds invested by investors. Please tell us, and revise your future filings to clarify, if the commission fee is recurring in nature (e.g., similar to recurring management fees). Your disclosure should also clearly explain how the commission fees are determined, as well as the average fee rate.
 Jia Sheng
FirstName LastNameJia Sheng
Hunter Maritime Acquisition Corp.
Comapany NameHunter Maritime Acquisition Corp.
May 31, 2019
May 31, 2019 Page 4
Page 4
FirstName LastName
Key Operational Metrics, page 63

13. We note your presentation of the annualized transaction volume for the periods presented and the corresponding footnote 2. Please provide us with your calculations. In addition, please expand your disclosure in future filings to discuss how management uses this metric.
14. We note the main metrics you consider when evaluating your business. Please revise your future filings to incorporate the data presented in this table into the discussion of operating revenues for each of the periods provided (i.e., within year ended December 31, 2018 compared to December 31, 2017 on page 66). For example, we note that there was a substantial decrease in both the P2P - individual transaction volume facilitated and the number of transactions for the year ended December 31, 2018 compared to the prior year.
         Further we note that the P2P - individual average transaction size for the year ended
         December 31, 2018 was substantially larger than the prior year. Your discussion should include the reasons for the changes and their impact on your revenues.
15. We note the various key operating metrics provided within your table. Please provide to us supplementally, and revise your future filings to provide the following:
           Transaction Volume Facilitated - disclose the average fee rate for each of the transaction groups identified;
           Number of Borrowers - disclose the average borrower amount for each of the borrower groups identified, as well as, historical default rate information; and
           Number of Investors - disclose the average investor amount for each of the investor groups identified.
Year Ended December 31, 2018, Compared to Year Ended December 31, 2017
Sales and Marketing Expenses, page 67

16. We note that you closed some offices in late 2017, which had a material impact on salaries and benefits. Please expand your discussion (and quantify amounts where possible) in future filings to include the reduction in the number of employees, the expected future impact on salaries and benefits, and any other expenses impacted. Further, tell us if the closures had a material impact on operating revenues, and if so, revise the discussion of operating revenues (e.g., on page 66) in your future filings, as necessary.
Combined and Consolidated Financial Statements for the Fiscal Year Ended December 31, 2018
Note 2 - Summary of Significant Accounting Policies
(e) Revenue Recognition
Incentives to Investors, page F-14

17. We note your policy disclosure regarding incentives to investors and your reference to
         ASC 605-50. Please expand your disclosure in future filings (and provide to us supplementally), a table quantifying the amount of incentives recognized for each period
 Jia Sheng
FirstName LastNameJia Sheng
Hunter Maritime Acquisition Corp.
Comapany NameHunter Maritime Acquisition Corp.
May 31, 2019
Page 5
May 31, 2019 Page 5
FirstName LastName
         and identify which specific line item those incentives are recorded within your combined and consolidated statements of operations. In addition, clarify if there are any incentives offered to borrowers, if so, provide similar information.

(x) Segment Reporting, page F-18

18. We note from page F-14 that you currently have several distinct revenue generating sources, including; the P2P lending platform, Premier Wealth Management, Yinghua
         Wealth, and E-APP. We also note from your disclosure on page F-31 that beginning in
         2018 you have been winding down the PWM services and focusing on E-APP and, as discussed elsewhere, that Yinghua Wealth closed most of its branches in late 2017. Please provide us with your analysis supporting your conclusion that you have one reportable segment.

Note 17 - Earnings (Loss) Per Share, page F-30

19. We note that you have vested and exercisable share options and restricted stock units at
         December 31, 2018 and 2017. Please tell us how you considered ASC 260-10-45-28 through ASC 260-10-45-31 in the computation of your diluted earnings per share.

Note 19 - Related Party Transactions and Balances
(c) Year-End Balances Arising from Related Parties, page F-34

20. We note the disclosures in your table and notes thereto (on page F-35) related to your loans receivable - related parties. Please address the following:
           Explain to us, and clarify in your future filings, the business purpose of the loans.
           Tell us, and clarify in your future filings, if any of the loans receivable are with co-
            operation institutions that provide guarantees in the event a borrower loan is overdue
            (or defaults).
           Tell us if you, your officers, or any other related parties are required (whether explicitly or implicitly) to fund any shortfalls of your co-operation institutions if they are unable to fulfill their guaranty obligation to lenders.
           In regards to your co-operation institution arrangements, tell us if you considered the applicability ASC 810-10. Provide us with your analysis.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jia Sheng
Hunter Maritime Acquisition Corp.
May 31, 2019
Page 6

       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872
with any questions.



FirstName LastNameJia Sheng                           Sincerely,
Comapany NameHunter Maritime Acquisition Corp.
                                                      Division of Corporation
Finance
May 31, 2019 Page 6                                   Office of Financial
Services
FirstName LastName